Stolt Offshore S.A.                                            [Graphic omitted]

NEWS RELEASE

            Stolt Offshore S.A. Announces Chartering of CS Pertinacia

London, England - October 6, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that it had entered into an agreement with ELETTRA TLC SpA to charter the CS Pertinacia for a firm period of 6 years from January 2007, plus an additional three year option. The vessel will be delivered to Stolt Offshore in July 2006 for conversion before the start of the working period.

The CS Pertinacia is owned and operated by ELETTRA TLC SpA, a wholly owned subsidiary of Med Nautilus SA (70% Telecom Italia) having a history of survey, installation and repair of submarine cable systems in the Mediterranean Sea, the Atlantic and Pacific Oceans. Built in Italy in 2002 as a cable lay vessel CS Pertinacia is 130 metres in length with a 23 metre beam and is fitted with dynamic positioning. The vessel's size, configuration and power makes her eminently suitable for flexible pipelay and subsea construction activities.

Alan West, Vice President Asset Development Projects said "As with the Polar Queen, which will also join our fleet in January 2007, the CS Pertinacia is one of a few recently built and seldom used vessels of this type that are particularly well suited for conversion for the subsea construction market. She will provide much needed additional capacity and flexibility to our fleet in a market indicating high demand in the years to come."

Giovanni Muti, President of ELETTRA, said, "The agreement reached with Stolt Offshore is the result obtained by the Company in the process of looking outside its traditional market and represents the first tangible step towards diversification of the ELETTRA business."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson / Deborah Keedy
Stolt Offshore S.A.
UK +44 1932 773764 or +44 1932 773767
US  +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
deborah.keedy@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If no longer wish to receive our press releases please contact:
kelly.good@stoltoffshore.com

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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